

September 26, 2012

Via E-mail
Chang-Koo Kang
Chief Financial Officer
Harvest Operations Corp.
2100, 330 - 5th Ave. SW
Calgary, Alberta, Canada T2P 0L4

> **Re: Harvest Operations Corp.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 333-121620**

Dear Mr. Kang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Business Overview, page 25

Net Reserves (Harvest's Share After Royalties), page 31

1.   We note the tabular presentation of your reserves on pages 32 and 33; you present only the total probable reserve quantities. Regulation S-K requires additional disclosure that includes a tabulation of the probable developed and undeveloped reserve quantities in addition to the total probable reserves as presented. Please amend your filing to incorporate the additional information required in Items 1202(a)(2)(iv) and 1202(a)(2)(v).

2.   Regarding the tabular presentation of your reserves on pages 32 and 33, we also note you present the sum of the proved plus probable reserves. Please note the SEC Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009, clarifies the SEC's

position that "because the categories of proved, probable and possible reserves have different levels of certainty, it is not appropriate to sum up the individual deterministic estimates for these reserves into one total reserve estimate." (http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.) Please refer to Question 105.01, under Section 105, Rule 4-10(a)(5)Definitions-Deterministic Estimate for the full text and to Rule 4-10(a)(5) of Regulation S-X for the definition of a deterministic estimate. In light of this guidance for disclosure under the SEC requirements, please amend your filing to exclude a total of your proved plus probable reserves.

Undeveloped Reserves, page 33

3.   You state on page 33 "the undeveloped reserves assigned to the BlackGold oil sands project are forecast to be developed over the next 25 years." The reference as noted to the BlackGold oil sands project appears to contradict a statement at the end of your discussion of undeveloped reserves on page 33 wherein you say "there are no material amounts of PUD reserves that have remained undeveloped for five years or more after disclosure as proved undeveloped reserves." Revise to clarify the nature of the undeveloped reserves for the BlackGold oil sands project that will remain undeveloped after five years.

Developed and Undeveloped Acreage, page 37

4.   We note that you have provided the gross and net acres by geographic area for your undeveloped acreage that will expire within one year from December 31, 2011. Item 1208(b) of Regulation S-K does not limit disclosure of expiring undeveloped acreage to a particular near term time frame; rather, it requires disclosure of the minimum remaining terms of leases and concessions of such acreage, if material. In light of the requirements in Item 1208(b), please determine if additional disclosure is required, and if so, amend your filing to incorporate the additional information.

Change in Registrant's Certifying Accountant, page 84

5.   Please revise the disclosure regarding the change in your independent accountant to disclose the type of report issued by your former accountant on the two most recent fiscal years' financial statements. In addition, please revise this disclosure to indicate whether there were any disagreements with your former accountant during the two most recent fiscal years and any subsequent interim period through the date of their resignation. Refer to Items 16F(a)(ii) and (iv) of Form 20-F.

Independent Auditors' Report, pages F-3 through F-5

6.   We note the reports from your independent registered public accounting firms each indicate their audit was conducted in accordance with Canadian generally accepted

auditing standards. Please file an amended Form 20-F that includes revised reports stating that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by Item 8 of Form 20-F. Refer to Instruction 2 to Item 8.A.2 of Form 20-F.

Exhibits 15.1 and 15.2

7.   If the registrant files a report of the third party as an exhibit, the third party must include in that report a disclosure under Item 1202(a)(7) of Regulation S-K of the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates. In order to fulfill this requirement, please amend each of the respective reports to include the appropriate disclosure or amend the Form 20-F to provide that information under "Description of Harvest's Internal Controls Used in Reserve Estimation."

8.   We note each of the third party reports provides a tabular presentation of net reserves estimates which includes the sum of the proved plus probable reserves. Please note the SEC Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009, clarifies the SEC's position that "because the categories of proved, probable and possible reserves have different levels of certainty, it is not appropriate to sum up the individual deterministic estimates for these reserves into one total reserve estimate." Please refer to Question 105.01, under Section 105, Rule 4-10(a)(5)Definitions-Deterministic Estimate for the full text and to Rule 4-10(a)(5) of Regulation S-X for the definition of a deterministic estimate. In light of this guidance for disclosure under the SEC requirements, please amend each of the respective reports to exclude a total of the proved plus probable reserves.

9.   Regulation S-K requires disclosure of net reserves that includes a tabulation of the proved and the probable developed and undeveloped reserve quantities in addition to the total proved and the total probable reserves. Please amend your respective reports to incorporate the additional information required in Item 1202(a)(1) and Items 1202(a)(2)(i), (a)(2)(ii), (a)(2)(iv) and (a)(2)(v). Further to the disclosure of the net reserve quantities, please note Item 1202(a)(4)(v) requires that you disclose separately material reserves for bitumen. Please amend your respective reports, where applicable, to present the net bitumen reserves.

Exhibit 15.1

10.   On page 3 of your report, you list the "generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reserves, and reservoir simulation." While you have provided a comprehensive list of the methods available to the evaluator, Item 1202(a)(8)(iv) of Regulation S-K requires that the disclosure should address the methods and procedures used in connection with the preparation of the estimates specific

to the report. Please amend you discussion, if necessary, to list only those methods and/or combinations of methods actually used to estimate the proved and probable reserves contained in the report.

11.   We note the inclusion of Table 2 on page 3 of your report which provides a summary of the reference or benchmark prices by product and sales pricing point as determined in accordance with the requirements contained in Regulation S-X. Further to the disclosure of the primary economic assumptions under Item 1202(a)(8)(v) of Regulation S-K, please supplement this table to include the average realized prices by product for the reserves included in your report.

Exhibit 15.2

12.   We note your report does not appear to contain a discussion of the methods and procedures used to estimate the proved and probable reserves contained in the report or a statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report. Please amend your report to address the disclosures required by Item 1202(a)(8)(iv) of Regulation S-K.

13.   We note your reference to the use of constant product reference prices as required by Regulation S-X on page 2 of your report; however, your report does not appear to contain a summary of the prices actually used in the estimation of your reserves. As part of the disclosure of the primary economic assumptions under Item 1202(a)(8)(v) of Regulation S-K, please provide a summary of the reference or benchmark prices by product and sales pricing point as determined in accordance with the requirements contained in Regulation S-X. In addition and as part of the disclosure of the primary economic assumptions, please include the average realized prices by product for the reserves included in your report.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director